SmartCard Marketing Systems Inc.

20C Trolley Square

Wilmington, DE 19806

November 23, 2022

Via Edgar

Nicholas Nalbantian, Attorney Adviser

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SmartCard Marketing Systems Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted November 16, 2022
CIK No. 0000900475

Mr. Nalbantian:

The following responses address the comments of the Staff (the “Staff”) as set forth in your letter dated November 21, 2022 (the “Comment Letter”) relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 filed November 16, 2022 (the “S-1”) by SmartCard Marketing Systems Inc., a Delaware corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Amendment No. 3 to Draft Registration Statement on Form S-1

Consolidated Financial Statements, page F-1

1.	Please update your financial statements in accordance with Article 8.08 of Regulation SX.

Response

We have updated our financial statements in the S-1 in accordance with Article 8.08 of Regulation SX, accordingly.

***

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Evan Costaldo, at 212-709-8333 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Massimo Barone

Massimo Barone, CEO and Chairman

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